UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             O'Sullivan Corporation

                                (Name of Issuer)

                                  Common Stock

                         (Title or Class of Securities)

                                    688605104

                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ____ Rule 13d-1(b)

           X  Rule 13d-1(c)

         ____ Rule 13d-1(d)


CUSIP No.  688605104

1.       NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Hansjakob Muller

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b)      [X]



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3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         German

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.       SOLE VOTING POWER

         -0-

6.       SHARED VOTING POWER

         -0-

7.       SOLE DISPOSITIVE POWER

         -0-

8.       SHARED DISPOSITIVE POWER

         -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          -0-

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

12.      TYPE OF REPORTING PERSON

         IN

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         Item 1.           (a)      Name of Issuer:

                                    O'Sullivan Corporation

                           (b)      Address of Issuer's Principal Executive
                                    Offices:

                                    1944 Valley Avenue
                                    P.O. Box 3510
                                    Winchester, Virginia, 22601

         Item 2.           (a)      Name of Person Filing:

                                    Hansjakob Muller

                           (b)      Address of Principal Business Office:

                                    The   following   is  the   address  of  the
                                    principal business office of each of the filing persons:

                                    Holderlinweg 40
                                    D-61350 Bad Homburg
                                    Germany

                           (c)      Citizenship:

                                    German

                           (d)      Title of Class of Securities:

                                    Common Stock, par value $1.00 per share

                           (e)      CUSIP Number:

                                    688605104

         Item 3.           If  this   Statement  is  filed   pursuant  to  Rules
                           13d-1(b), or 13d-2(b), or (c) check whether the person filing is a:

                           Not applicable.




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         Item 4.           Ownership

                           (a)      As  of   the   date   hereof,   Mr.   Muller
                                    beneficially   owned  an  aggregate  of  -0-
                                    shares   of  Common   Stock  of   O'Sullivan
                                    Corporation.

                           (b) As of the date hereof, Mr. Muller's stock ownership represented -0-% of the total outstanding number of shares of Common Stock of O'Sullivan Corporation.

                           (c) The number of shares to which Mr. Muller has: (i) Sole power to vote or to direct the vote is: -0-; (ii) Shared power to vote or to direct the vote is: -0-; (iii) Sole power to dispose or to direct the disposition of is: -0-; and (iv) Shared power to dispose or to direct the disposition of is: -0-.

         Item 5.           Ownership of Five Percent or Less of a Class.

                           This statement is being filed to report that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of O'Sullivan Corporation. [X]

         Item 6.           Ownership  of More  than  Five  Percent  on Behalf of
                           Another Person.

                           Not applicable.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

         Item 8.           Identification  and  Classification of Members of the
                           Group.

                           Not applicable.

         Item 9.           Notice of Dissolution of a Group.

                           Not applicable.



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         Item 10.          Certification.

                           Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2000                        /s/ Hansjakob Muller
                                               --------------------------------
                                                   Hansjakob Muller

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